07028997

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Opal Energy Corp.

*CURRENT ADDRESS 951-409 Granville Street

Vancouver, B.C., V6C 1T2

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 18 2008
THOMSON FINANCIAL

FILE NO. 82- 35174 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
2G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: MAC

DAT : 4/16/08

082-35774

12-31-06
AR/S

OPAL ENERGY CORP.
(formerly Boulder Mining Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

OPAL ENERGY CORP.
(formerly Boulder Mining Corporation)
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

		2006		2005
ASSETS				
Current				
Cash	$	1,205,416	$	426,905
Receivables		1,130,563		590,970
Advances and deposits		473,203		-
		2,809,182		1,017,875
Equipment (Note 7)		655,804		615,238
Mineral properties (Note 4)		-		4,165,594
Oil and gas properties (Note 5)		2,830,747		-
Other assets (Note 6)		35,000		35,000
	$	6,330,733	$	5,833,707
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	335,791	$	52,518
Current portion of capital lease payable (Note 8)		17,687		25,075
Current portion of loans payable (Note 10)		31,083		-
Bank indebtedness (Note 9)		580,337		-
		964,898		77,593
Long term debt				
Capital lease payable (Note 8)		-		17,653
Loans payable (Note 10)		34,072		-
		998,970		95,246
Shareholders' equity				
Capital stock (Note 11)				
Authorized				
Unlimited number of common shares and Class A shares				
Issued				
Common shares		43,842,019		34,823,526
Class A shares		37,927		37,927
Contributed surplus (Note 11)		684,831		299,492
Share subscriptions received in advance		460,000		-
		45,024,777		35,160,945
Deficit		(39,693,014)		(29,422,484)
		5,331,763		5,738,461
	$	6,330,733	$	5,833,707

Nature and continuance of operations (Note 1)
Subsequent events (Note 17)

On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

OPAL ENERGY CORP.
(formerly Boulder Mining Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED DECEMBER 31

	2006	2005
REVENUE		
Oil and gas	$ 170,146	$ -
Management fees	96,138	-
	266,284	-
DIRECT COSTS		
Depletion	18,137	-
Operating expenses	25,827	-
Production taxes	11,978	-
	55,942	-
	210,342	-
EXPENSES		
Advertising and promotion	19,027	18,634
Amortization	22,801	-
Consulting	285,282	118,102
Office and sundry	101,372	20,322
Professional fees	44,161	17,952
Prospecting	65,599	28,232
Rent	53,734	23,485
Salaries	464,961	156,011
Shareholder information	25,363	37,353
Stock-based compensation	385,339	27,278
Transfer agent and regulatory fees	28,885	17,220
Travel	80,365	1,607
	1,576,889	466,196
Loss before other items	(1,366,547)	(466,196)
OTHER ITEMS		
Interest expense	(29,940)	-
Interest and other income	53,025	36,071
Foreign exchange gain	51,507	-
Loss on acquisition of Opal Energy Inc. (Note 3)	(2,775,133)	-
Write off of mineral properties (Note 4)	(4,372,411)	(28,038)
Write-off of oil and gas properties (Note 5)	(1,831,031)	-
	(8,903,983)	8,033
Loss for the year	(10,270,530)	(458,163)
Deficit, beginning of year	(29,422,484)	(28,964,321)
Deficit, end of year	$ (39,693,014)	$ (29,422,484)
Basic and diluted loss per common share	$ (0.09)	$ (0.01)
Weighted average number of common shares outstanding	110,065,279	57,711,895

The accompanying notes are an integral part of these consolidated financial statements.

OPAL ENERGY CORP.
(formerly Boulder Mining Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (10,270,530)	$ (458,163)
Items not affecting cash:		
Depletion and amortization	40,938	-
Interest accrued on loans payable	6,656	-
Stock-based compensation	385,339	27,278
Write-off of mineral properties	4,372,411	28,038
Write-off of oil and gas properties	1,831,031	-
Loss on acquisition of Opal Energy Inc.	2,775,133	-
Changes in non-cash working capital items:		
Increase in receivables	(539,593)	(204,784)
Increase in prepaid expenses	(473,203)	-
Increase (decrease) in accounts payable	68,420	(214,143)
Net cash used in operating activities	(1,803,398)	(821,774)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of equipment	(58,582)	(876,512)
Resource property costs	(4,686,165)	(1,226,925)
Cash acquired on acquisition of Opal Energy Inc.	35,585	-
Net cash used in investing activities	(4,709,162)	(2,103,437)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common shares for cash, net of issuance costs	6,779,293	3,050,744
Share subscriptions received in advance	460,000	-
Repayment of capital lease	(25,041)	(13,272)
Proceeds from line of credit	355,751	-
Repayments of advances	(286,508)	-
Proceeds from loans payable, net of repayments	7,576	-
Net cash provided by financing activities	7,291,071	3,037,472
Net increase in cash during the year	778,511	112,261
Cash, beginning of year	426,905	314,644
Cash, end of year	$ 1,205,416	$ 426,905

Supplemental disclosures with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Opal Energy Corp. (formerly Boulder Mining Corporation) (the "Company") is the result of an amalgamation of McAdam Resources Inc., Konteko Resources Inc., and Tashota Nipigon Mines Ltd. under the laws of the province of Ontario pursuant to articles of amalgamation dated December 1, 1988. Its principal business activities are the exploration and development of resource properties. All of the Company's resource properties are currently located in the United States and Canada.

On July 17, 2006, the Company acquired 100% of the issued and outstanding capital stock of Opal Energy Inc. ("OEI"), a company incorporated in the state of Texas, USA, and is engaged in the exploration and development of resource properties.

The Company is in the process of developing its existing resource properties and has not yet determined whether the reserves of its properties are economically recoverable. The recoverability of the amounts shown for resource properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2006	2005
Working capital	$ 1,844,284	$ 940,282
Deficit	(39,693,014)	(29,422,484)

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, OEI (from July 17, 2006). All significant intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

Receivables

Receivable are reported at face value less any provisions for uncollectible amounts considered necessary. The Company estimates doubtful accounts on an item by item basis and includes over aged accounts as part of allowance for doubtful accounts. Receivables primarily include receivable amounts from its oil and gas property participants.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recognized using the straight-line method over the following terms:

Office Equipment	2.5 – 5 years
Computer equipment	3 years
Camp Equipment	2 – 5 years
Non-mobile equipment	2 – 3 years
Heavy equipment and vehicles	2 years

Camp, non-mobile and heavy equipment are located in the Yukon where the seasonal environment allows for a six month working year and the equipment is amortized during the six months from May to October.

Oil and natural gas properties

The Company utilizes the full cost method to account for its investment in oil and gas properties. Under this method, all costs of acquisition, exploration and development of oil and gas reserves, including such costs as leasehold acquisition costs, geological expenditures, tangible and intangible development costs and direct internal costs, are capitalized as incurred. The cost of the oil and gas properties with proved reserves will be depleted and charged to operations using the unit-of-production method based on the ratio of current production to estimated proved oil and gas reserves.

Costs directly associated with the acquisition and evaluation of unproved properties are excluded from the depletion computation until it is determined whether or not proved reserves can be assigned to the properties or whether impairment has occurred. If the results of an annual assessment indicate that the properties are impaired, the amount of the impairment along with the costs of drilling exploratory dry holes and geological and geophysical costs that cannot be directly associated with specific unevaluated properties are added to the capitalized costs subject to depletion. Should the Company not have properties with proven reserves, these costs are charged to operations for the year.

In applying the full cost method, the Company performs an annual cost centre impairment (ceiling test). The Company tests each cost centre for recoverability by comparing the carrying value of capital costs to the undiscounted cash flows expected to result from its use and eventual disposition. The calculation of future net revenues is based on reasonable estimates of future oil and gas prices and costs. Unproved properties are included in the cost centre impairment test by adding the cost of the unproved property, less any impairment, to the estimated future cash flow for the cost centre. An impairment loss is recognized when the carrying amount of a cost centre is not recoverable and is measured as the amount by which the carrying amount of the assets capitalized in a cost centre exceeds the sum of the fair value of proved and probable reserves plus costs, less any impairment, of unproved properties.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Oil and gas properties (cont'd…)

Any amounts recorded for depletion and amortization of oil and gas properties and equipment and any provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

The Company does not have any significant asset retirement obligations

Revenue Recognition

Revenue from the sale of oil and gas products is recognized upon the passage of title and when ultimate collection is reasonably assured.

Management fees are recognized when the services have been performed and collection of the amount is reasonably assured.

Stock-based compensation

The Company recognizes compensation expense over the vesting period, for all stock options granted, using the fair value based method of accounting. Any cash paid on the exercise of stock options is added to the stated value of common shares.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years presented, this calculation proved to be anti-dilutive.

Basic loss per common share is calculated using the weighted-average number of shares outstanding during the year.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Flow-through common shares

Resource expenditure deductions for income tax purposes, related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Capital stock is reduced and future income tax liability increased by the estimated tax benefits transferred to shareholders.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Foreign currency translation

The Company's subsidiary represent integrated foreign operations. Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date and non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of operations.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. ACQUISITIONS

On July 17, 2006, the Company acquired 100% of the outstanding and issued capital stock of OEI through the issuance of 18,000,000 common shares in the capital of the Company. The transaction was recorded at the fair value of the 18,000,000 common shares issued for the transaction based on the quoted market price of the Company's common stock on the date of the agreement of $0.124 per share. This agreed upon consideration for the transaction was allocated among the fair value of the net assets recorded on OEI's financial statement at the time of the transaction and on the compensation expenses given to management of OEI for pre-operating services provided to OEI and to retain their services. As such, the purchase price of the transaction has been allocated among the $35,585 to cash, $2,845 to accounts payable and accrued liabilities, $224,586 to line of credit, $286,508 to advances payable, $57,579 to other loans and $2,775,133 of compensation expense paid to the management of OEI at the time of the transaction.

4. MINERAL PROPERTIES

	Tevrede Property, Northwestern Namibia	Indian River Property, Klondike Gold District Yukon Territory	Total 2006
Acquisition costs	$ 21,000	$ 603,872	$ 624,872
Deferred exploration costs incurred during the year:			
Amortization on equipment	-	20,803	20,803
Sampling and bulk testing	-	10,370	10,370
Field, office and miscellaneous	-	9,820	9,820
Vehicles, heavy equipment rentals and fuel	-	18,326	18,326
Claims maintenance fees	-	14,954	14,954
Site reclamation	-	34,802	34,802
Consultants, salaries and management fees	-	113	113
Deferred during the year	-	109,188	109,188
Balance, beginning of year	1,252,738	2,412,984	3,665,722
Recovery of costs	-	(27,371)	(27,371)
Total deferred exploration costs	1,273,738	2,494,801	3,747,539
Written-off during the year	(1,273,738)	(3,098,673)	(4,372,411)
Total resource property costs	$ -	$ -	$ -

4. **MINERAL PROPERTIES** (cont'd…)

	Tevrede Property, Northwestern Namibia	Indian River Property, Klondike Gold District Yukon Territory	Western Prospector Group, Klondike Gold District Yukon Territory	Total 2005
Acquisition costs	$ 21,000	$ 478,872	$ 28,038	$ 527,910
Deferred exploration costs incurred during the year:				
Amortization on equipment	-	317,274	-	317,274
Sampling and bulk testing	-	854,425	-	854,425
Field, office and miscellaneous	3,561	289,860	-	293,421
Vehicles, heavy equipment rentals and fuel	-	507,736	-	507,736
Consultants, salaries and management fees	4,062	281,673	-	285,735
Deferred during the year	7,623	2,250,968	-	2,258,591
Balance, beginning of year	1,245,115	854,697	-	2,099,812
Recovery of costs	-	(692,681)	-	(692,681)
Total deferred exploration costs	1,252,738	2,412,984	-	3,665,722
Written-off during the year	-	-	(28,038)	(28,038)
Total resource property costs	$ 1,273,738	$ 2,891,856	$ -	$ 4,165,594

4. **MINERAL PROPERTIES** (cont'd...)

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many resource properties. The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tevrede property, Namibia

The Company held a 100% claim in the Tevrede property until 2005 when it allowed Springbrook Resources Inc. to earn a 60% interest by way of expenditures in the property and various payments to the Company.

On April 12, 2006 the Company was advised by Springbok Resources Inc. that it does not intend to make further expenditures to earn an interest in the Tevrede Project in Namibia. The Company in turn notified Helio Resource Corporation that it will no longer pursue its interest in the Tevrede Project title has reverted to Helio Resource Corporation. The expenses related to acquisition and exploration of this property was written off during the current fiscal year.

Indian River Paleo Channel Project, Yukon, Canada

On March 2, 2004, the Company signed a letter of agreement with Western Prospector Group Ltd. to earn a 70% joint venture interest in the Indian River Paleo Channel Project, located in the Klondike gold district, Yukon, Canada.

On May 2, 2005, the Company signed an Assignment and Assumption Agreement with Western Prospector Group Ltd. to acquire a 100% interest in the Indian River Paleo Channel Project by making payments totaling $225,000 and issuing 700,000 units. Each unit was comprised of one common share and one half share purchase warrant priced at market at the time of issuance. ($0.14 per share)

The $100,000 due on signing has been paid and the 700,000 units have been issued. The Company was required to make an additional payment of $125,000 by December 31, 2005. By agreement with the vendor, the final payment was deferred until early January, 2006. Pursuant to this amended agreement the Company now owns 100% of the project subject to a net smelter return royalty of 2 ½ % (2006) and 3% (2007 onward) to Western Prospector Group Ltd. plus a 2% NSR to the underlying vendor.

The Company made the decision to write the holding value of the Indian River Project down to nil as a result of its change in direction into an oil and gas exploration and production company in the current fiscal year.

50% Joint Venture Claims – Klondike Gold District, Yukon, Canada

During the second quarter of 2004, the Company reached an agreement with Western Prospector Group Ltd. to share all costs related to the staking and exploration of a group of hard rock mineral claims on land near the existing placer claims included in the Indian River Paleo Channel Project.

These claims were allowed to terminate during the second quarter of 2005. Accordingly, the costs were written off during the year ended December 31, 2005.

5. OIL AND GAS PROPERTIES

	2006	2005
Balance, beginning of year	$ -	$ -
Proved properties	778,725	
Unproved properties	3,609,472	-
Depletion during the year	(18,137)	-
Write off of oil and gas properties	(1,831,031)	-
Balance, end of year	$ 2,830,747	$ -

At present all of the Company's exploration and producing properties are located within the state of Texas in the USA. At December 31, 2006, the oil and gas properties include $3,609,472 relating to unproved properties that have been excluded from the depletion calculation.

Encino Well:

The Company was required to pay $210,000 on or before January 15, 2006 and 74.67% of the costs disclosed in the Authorization for Expenditure ("AFE") to earn a 56% working interest in the well.

On April 25, 2006 the Company determined that the well will not be economically viable and accordingly, costs related to this project of $784,417, were written off during the current fiscal year.

Cage Well:

The Company was required to pay 20% of the cost of the well, no more than 15 calendar days following the presentation of the AFE and 100% of the costs disclosed in the AFE to earn a 75% working interest in the well.

On March 29, 2006 the Company determined that the well will not be economically viable and accordingly, the costs attached to this project of $1,046,614, were written off during the year.

Aunt Audrey # 1 Well, Bee County, Texas

The Company entered into an agreement with Britanco LLC to fund the project. The agreement calls for the Company ,to fund 100% of the costs, in return for a 50% working interest in the well, equivalent to 37.5 % net revenue interest allowing for the 25% landowner royalty.

Sue Ann Taquard # 1 well, Galveston County, Texas

The Company committed to fund 2/3 of the drilling costs and 50% of the completion costs pursuant to an agreement with the Sue Ann Operating Company. In turn the Company arranged for three other parties to participate in the well such that the Company funded 25% and the other parties funded 75% of the above noted commitment. This resulted in the Company acquiring a 12.5% working interest, equivalent to a 9.375 % net revenue interest allowing for the 25% landowner royalty.

5. OIL AND GAS PROPERTIES (cont'd...)

3-D Seismic Shoot, Victoria County, Texas

The Company and Paleon Oil and Gas Limited are funding on a 70:30 basis, a seismic shoot pursuant to an agreement with a private Texas company. The project involved land acquisition which was the primary activity in 2006.

The full cost ceiling test results as of December 31, 2006 resulted in no impairment of evaluated oil and gas properties. The future prices used in the December 31, 2006 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil ($/Bbl)
2007	$ 9.08	$ 74.00
2008	9.35	73.95
2009	8.71	64.90
2010	6.60	61.29
2011	8.63	62.51

6. OTHER ASSETS

Other assets comprise a reclamation bond of $35,000 posted with the Government of British Columbia.

7. EQUIPMENT

	2006			2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 39,549	$ 7,914	$ 31,635	$ -	$ -	$ -
Computer equipment	49,622	14,887	34,735	-	-	-
Camp equipment	100,213	40,683	59,530	100,213	33,792	66,421
Non-mobile equipment	106,683	37,265	69,418	106,683	25,602	81,081
Heavy equipment and vehicles	712,116	251,630	460,486	725,616	257,880	467,736
	$ 1,008,183	$ 352,379	$ 655,804	$ 932,512	$ 317,274	$ 615,238

Included in heavy equipment is survey equipment with a cost of $56,000 and a net book value of $43,556 acquired through a capital lease.

8. CAPITAL LEASE

		2006		2005
Capital lease obligation	$	17,687	$	42,728
Current portion of capital lease obligation		(17,687)		25,075
Long term portion of capital lease obligation	$	-	$	17,653

On June 1, 2005, the Company entered into a 27 month capital lease contract for the purchase of certain survey equipment. The survey equipment is classified as a depreciable asset and recorded at a cost equal to the present value of the lease payments due of $56,000. During the fiscal year ended December 31, 2007 the minimum lease payments will be $19,288. Title of the survey equipment will transfer to the Company at the option of the Company on May 1, 2007 upon payment of $5,600. The amount representing interest over the remaining term of the lease is $792.

9. BANK INDEBTEDNESS

The carrying amount of bank indebtedness as of December 31, 2006 and 2005 follows:

		2006		2005
Demand loan	$	580,337	$	-

The bank indebtedness is guaranteed by directors and a shareholder of the Company. The interest is calculated at the prime rate plus 1% and is payable on demand.

10. LOANS PAYABLE

		2006		2005
Due January 10, 2008, bearing interest at 6% per annum, with annual principle repayments of $US17,766	$	43,437	$	-
Due March 10, 2008, bearing interest at 6% per annum, with annual principle repayments of $US8,883		21,718		-
		65,155		-
Current portion of long term liabilities		(31,083)		-
Long term liabilities	$	34,072	$	-

11. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
Unlimited common shares without par value			
Unlimited preferred shares without par value			
Common shares issued			
Balance, December 31, 2004	39,387,699	$ 31,625,782	$ 264,020
Tevrede property (e)	200,000	34,000	-
Indian River Project (f)	700,000	98,000	8,194
Private placement (units of 1 share and 1 warrant) (g)	22,200,000	3,065,744	-
Stock-based compensation	-	-	27,278
Balance, December 31, 2005	62,487,669	34,823,526	299,492
Private placement (units of 1 share and 1 warrant) (a)	30,000,000	1,462,630	-
Acquisition of Opal Energy Inc. (b)	18,000,000	2,239,200	-
Exercise of options (c)	40,000	8,000	-
Exercise of warrants (d)	29,883,117	5,330,268	-
Stock-based compensation	-	-	385,339
Share issuance costs	-	(21,605)	-
Balance, December 31, 2006	140,410,786	$ 43,842,019	$ 684,831

a) During the year ended December 31, 2006, the Company completed a non-brokered private placement of 30,000,000 units at $0.05 per unit for gross proceeds of $1,500,000. Each unit consists of one common share and one common share purchase warrant. One share purchase warrant entitles the holder to acquire one common share of the Company at a $0.10, expiring on March 1, 2007.

b) During the year, the Company acquired 100% of the issued and outstanding shares of Opal Energy Inc. in exchange for 18,000,000 common shares of the Company (Note 3).

c) During the year, the Company issued, 40,000 common shares pursuant to the exercise of stock options, for gross proceeds of $8,000.

d) During the year, the Company issued 29,883,117 common shares pursuant to the exercise of warrants for gross proceeds of $5,330,268.

e) During the year ended December 31, 2005, the Company issued 200,000 common shares as payment relating to the Tevrede property.

f) During the year ended December 31, 2005, the Company issued 700,000 units (350,000 warrants) in 2005 as final payment related to the Indian River Paleo Channel gold project.

11. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

g) During the year ended December 31, 2005, the Company issued a total of 22,200,000 units for net proceeds of $3,065,744. Each unit was comprised of one common share and one share purchase warrant.

Class A Shares, Series 1

The Company has issued and outstanding 5,057 (2004 – 5,057; 2003 – 5,057) Class A shares.

The Class A shares, Series I, are non-voting and are convertible into common shares at any time on the basis of 6.67 common shares for each Series I share held.

Warrants

The following is a summary of warrants at December 31, 2006 and 2005 and changes during the years then ended:

	December 31, 2006		December 31, 2005	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	27,042,800	$ 0.22	7,131,028	$ 0.34
Issued	30,000,000	0.10	22,550,000	0.20
Exercised	(29,883,117)	0.18	-	-
Expired	(4,234,683)	0.29	(2,638,228)	0.31
Outstanding and exercisable, end of the year	22,925,000	$ 0.10	27,042,800	$ 0.22

At December 31, 2006 and 2005, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants 2006	Number of Warrants 2005
March 11, 2006	$ 0.30	-	3,532,800
March 14, 2006	0.20	-	22,200,000
April 24, 2006	0.30	-	960,000
June 16, 2006	0.14	-	350,000
March 1, 2007 (Note 17)	0.10	22,925,000	-
		22,925,000	27,042,800

11. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

Stock options

Under the Company's stock option plan, the Company may grant options for up to 10% of the issued and outstanding common shares to directors, employees and consultants at a minimum exercise price to be determined by the closing market value on the day prior to the date of grant. Under the plan options vest as follows: One-quarter vest upon the grant date and a further one-quarter after each of the following three six-month periods. The Company may elect from time to time to waive or reduce the vesting periods based on reasonable determination by the Board of Directors. The options can be granted for a maximum term of 5 years.

The following is a summary of stock options at December 31, 2006 and 2005 and changes during the years then ended:

	December 31,2006		December 31, 2005	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of the year	1,530,000	$ 0.23	2,325,000	$ 0.23
Exercised (d)	(40,000)	0.20	-	
Cancelled/Expired (a,b)	(20,000)	0.20	(795,000)	$ 0.24
Granted (c)	8,000,000	0.25	-	
Outstanding, end of the year	9,470,000	$ 0.25	1,530,000	$ 0.23
Number of options currently exercisable	3,470,000	$ 0.25	1,530,000	$ 0.23

(a) 795,000 options were cancelled during the year ended December 31, 2005, after the 90 day waiting period following the date on which four directors were not re-elected as directors.

(b) On May 6, 2006, 20,000 options expired, unexercised.

(c) On October 12, 2006, the Company granted 8,000,000 options to directors, officers and employees for a period of 5 years at an exercise price of $0.25 per share.

(d) On December 18, 2006, 40,000 options were exercised by a director of the Company.

11. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

At December 31, 2006 and December 31, 2005 the following options were outstanding to directors, officers and employees:

Expiry Date	Exercise Price	Number of Options December 31, 2006	Number of Options December 31, 2005
May 2, 2006	$ 0.20		20,000
December 19, 2006	0.20		40,000
February 21, 2007 (expired)	0.20	100,000	100,000
June 27, 2007	0.25	870,000	870,000
May 6, 2008	0.25	200,000	200,000
March 5, 2009	0.25	200,000	200,000
March 15, 2009	0.29	100,000	100,000
October 12, 2011	0.25	8,000,000	-
		9,470,000	1,530,000

Stock-based compensation

During the year ended December 31, 2006, the Company granted, 8,000,000 (2005 – Nil) stock options to directors, officers and consultants. These options have a fair value of $1,541,336 (2005 - $Nil) which is being expensed over the vesting term of the options. Total stock-based compensation recognized during the year was $385,339 (2005 - $27,278), which was recorded in the statements of operations and deficit and credited to contributed surplus.

The weighted average fair value of each option granted during the current year was $0.19 (2005 - $ Nil).

The following weighted average assumptions were used in the Black-Scholes method of valuation of stock options granted during the year:

	2006	2005
Risk-free interest rate	4.01%	-
Expected life of options	5 years	-
Annualized volatility	144.42%	-
Dividend rate	0%	-

12. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

		2006		2005
Cash paid during the year for income taxes	$	-	$	-
Cash paid during the year for interest	$	11,743	$	3,606

The significant non-cash transactions for the year ended December 31, 2006 were as follows:

a) The issuance of 18,000,000 common shares at a value of $2,239,200 as consideration for 100% of the issued and outstanding share capital of Opal Energy Inc. (Note 3).

b) The charge of $535,933 to the loss on acquisition of Opal Energy Inc., representing the stockholders' deficiency of Opal Energy Inc. at the time of acquisition, which was included as compensation expense (Note 3).

c) Included in accounts payable and accrued liabilities is $224,002 in oil and gas property expenditures and $4,785 in equipment expenditures.

The significant non-cash transactions for the year ended December 31, 2005 were as follows:

a) The Company issued 900,000 shares for resource properties valued at $132,000.

b) The Company issued 350,000 warrants for resource properties valued at $8,194.

c) Included in accounts payable and accrued liabilities is $23,435 in resource property expenditures

13. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties as follows:

a) Paid or accrued consulting fees of $146,648 (2005 - $Nil) to a director and an officer of the Company.

b) Paid or accrued $2,375 (2005 - $Nil) in office expenses to a company controlled by a director of the Company.

Included in accounts payable as at December 31, 2006 is $34,212 (2005 - $6,473) payable to a director and an officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2006	2005
Loss for the year	$ (10,270,530)	$ (458,163)
Expected income tax recovery	$ (3,709,715)	$ (159,761)
Effect of lower tax rate of foreign jurisdiction	8,758	-
Other non-deductible expenses	252,160	96,933
Write-off of resource properties	2,240,683	9,777
Unrecognized benefit of non-capital losses	1,208,114	53,051
Total income taxes	$ -	$ -

The significant components of the Company's future tax assets are as follows:

	2006	2005
Future tax assets (liabilities):		
Loss carryforwards	$ 1,387,170	$ 454,942
Equipment	(82,929)	(209,919)
Resource deductions	5,074,348	3,349,234
Other	66,009	108,240
	6,444,598	3,702,497
Less: valuation allowances	(6,444,598)	(3,702,497)
Net future tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses in Canada of approximately $3,661,000 and in the United States of approximately $695,000. The United States and Canadian non capital losses, if not utilized will expire through 2021, and 2026, respectively. The Company also has capital losses available of approximately $102,000, which can be carried forward indefinitely. Subject to certain restrictions, the Company also has resource expenditures available of approximately $19,000,000 to reduce taxable income in future years. Future tax benefits which may arise as a result of the non-capital losses and resource expenditures have been offset by a valuation allowance due to the uncertainty of their realization.

15. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of resource properties. Geographical information is as follows:

	2006	2005
Capital assets		
Canada	$ 596,035	$ 3,507,094
Namibia	-	1,273,738
USA	2,890,516	-
	$ 3,486,551	$ 4,780,832

All of the Company's revenues are earned in the USA.

16. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, reclamation bond, accounts payable, accrued liabilities loans payable, bank indebtedness and capital lease payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

17. SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2006:

a) On January 8, 2007 the name of the Corporation was changed from Boulder Mining Corporation to Opal Energy Corp.

   There was no consolidation of the number of shares outstanding and therefore one share of Boulder Mining Corporation has been converted into one share of Opal Energy Corp.

b) On February 9, 2007 the Company announced it has closed a best efforts offering (the "Offering") with Haywood Securities Inc. (the "Agent") for gross proceeds of $1,926,135.

   The Offering consisted of 8,374,500 units (the "Units") of the Company at a price of $0.23 per Unit. Each Unit is comprised of one common share (a "Share") in the capital of the Company and one non-transferable share purchase warrant. Each full Warrant (a "Warrant") will entitle the holder thereof to purchase one additional common share in the capital of the Company at any time on or prior to February 8, 2008 at a price of $0.35 per common share.

   The Company paid the Agent a cash commission plus a corporate finance fee and the Company reimbursed the Agent for expenses related to the Offering so that the net proceeds received by the Corporation was $1,749,320.

17. SUBSEQUENT EVENTS (cont'd...)

c) On February 21st, 2007 the Company reported that it has closed a non-brokered private placement for gross proceeds of $460,000. The private placement consisted of 2,000,000 units of the Company at a price of $0.23 per unit. Each unit is comprised of one common share in the capital of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at any time on or prior to February 21, 2008 at a price of $0.35 per common share. A finders fee of 8.5% is payable in respect of the Offering. Common shares and any common shares to be issued upon the exercise of the warrants related to the units are subject to a 4-month hold period which expires on June 22, 2007.

d) The Company issued 22,025,000 pursuant to the exercise of warrants related to the March 1, 2006 financing, for gross proceeds of $2,202,500.

e) The Company granted 2,950,000 stock options at exercise prices ranging from $0.20 to $0.25, expiring on or before April 13, 2012. The options are subject to a vesting schedule and any shares acquired pursuant to the option agreements may not be sold within 4 months of granting.

Tab	Name of Report or Announcement	Timing of Publication, Filing or Distribution, According to Law, Regulation or Applicable Rule	Source of Requirement
1.	Material change report – English	Nov 19 2007	
2.	News release – English	Nov 19 2007	
3.	Material change report – English	Nov 15 2007	
4.	Cover letter	Nov 15 2007	
5.	News release – English	Nov 15 2007	
6.	Material change report – English	Nov 14 2007	
7.	News release – English	Nov 14 2007	
8.	Material change report - English	Nov 13 2007	
9.	News release – English	Nov 13 2007	
10.	News release - English	Sep 27 2007	*
11.	Material change report - English	Sep 27 2007	*
12.	Material change report - English	Sep 20 2007	*
13.	News release - English	Sep 20 2007	*
14.	News release (section 2.2 of NI 51-101)	Sep 20 2007	*
15.	Oil and gas annual disclosure filing (Forms 51-101 F1, F2 & F3)	Sep 20 2007	*
16.	ON Form 13-502F1 (Class 1 Reporting Issuers - Participation Fee)	Sep 7 2007	*
17.	Form 52-109F2 - Certification of Interim Filings - CEO	Aug 29 2007	*
18.	Form 52-109F2 - Certification of Interim Filings - CFO	Aug 29 2007	*
19.	MD&A - English	Aug 29 2007	*
20.	Interim financial statements - English	Aug 29 2007	*
21.	Material change report - English	Aug 16 2007	*
22.	News release - English	Aug 16 2007	*
23.	Material change report - English	Jul 17 2007	*
24.	News release - English	Jul 17 2007	*
25.	Material change report - English	Jun 29 2007	*
26.	News release - English	Jun 29 2007	*
27.	News release - English	Jun 8 2007	*
28.	News release - English	Jun 6 2007	*
29.	Cover letter	May 31 2007	*
30.	Cover letter	May 31 2007	*
31.	Form 52-109F2 - Certification of Interim Filings - CEO	May 30 2007	*
32.	Form 52-109F2 - Certification of Interim Filings - CFO	May 30 2007	*

Tab	Name of Report or Announcement	Timing of Publication, Filing or Distribution, According to Law, Regulation or Applicable Rule	Source of Requirement
33.	MD&A - English	May 30 2007	*
34.	Interim financial statements - English	May 30 2007	*
35.	Certificate re dissemination to shareholders	May 17 2007	*
36.	Form of proxy - English	May 17 2007	*
37.	Management information circular - English	May 17 2007	*
38.	Notice of meeting - English	May 17 2007	*
39.	Other	May 17 2007	*
40.	Other	May 17 2007	*
41.	Material change report - English	May 4 2007	*
42.	News release - English	May 4 2007	*
43.	ON Form 13-502F1 (Class 1 Reporting Issuers - Participation Fee)	Apr 30 2007	*
44.	Form 52-109F1 - Certification of Annual Filings - CEO	Apr 30 2007	*
45.	Form 52-109F1 - Certification of Annual Filings - CFO	Apr 30 2007	*
46.	MD&A - English	Apr 30 2007	*
47.	Audited annual financial statements - English	Apr 30 2007	*
48.	Consent of qualified person (NI 43-101) - English	Apr 27 2007	*
49.	Technical report (NI 43-101) - English	Apr 27 2007	*
50.	Material change report - English	Apr 13 2007	*
51.	News release - English	Apr 13 2007	*
52.	Notice of the meeting and record date - English	Apr 11 2007	*
53.	Alternative monthly report	Mar 12 2007	*
54.	News release - English	Mar 9 2007	*
55.	Material change report - English	Mar 9 2007	*
56.	Material change report - English	Feb 21 2007	*
57.	News release - English	Feb 21 2007	*
58.	Material change report - English	Feb 19 2007	*
59.	News release - English	Feb 19 2007	*
60.	News release - English	Feb 12 2007	*
61.	Material change report - English	Feb 12 2007	*
62.	Short form offering document - English	Feb 2 2007	*
63.	News release - English	Jan 11 2007	*
64.	Material document - English	Jan 10 2007	*

Tab	Name of Report or Announcement	Timing of Publication, Filing or Distribution, According to Law, Regulation or Applicable Rule	Source of Requirement
65.	News release - English	Jan 8 2007	*
66.	Annual information form - English	Dec 22 2006	*
67.	Consent letter(s)	Dec 22 2006	*
68.	Technical report(s)	Dec 22 2006	*
69.	Alternative monthly report	Dec 11 2006	*
70.	Form 52-109F2 - Certification of Interim Filings - CEO	Nov 29 2006	*
71.	Form 52-109F2 - Certification of Interim Filings - CFO	Nov 29 2006	*
72.	MD&A - English	Nov 29 2006	*
73.	Cover letter	Nov 29 2006	*
74.	Interim financial statements - English	Nov 29 2006	*
75.	Other	Nov 29 2006	*
76.	News release - English	Nov 17 2006	*
77.	Alternative monthly report	Nov 10 2006	*
78.	Material change report - English	Nov 6 2006	*
79.	News release - English	Nov 6 2006	*
80.	News release - English	Nov 2 2006	*
81.	News release - English	Oct 30 2006	*
82.	News release - English	Oct 30 2006	*
83.	News release - English	Oct 30 2006	*
84.	News release - English	Oct 30 2006	*
85.	News release - English	Oct 30 2006	*
86.	News release - English	Oct 30 2006	*
87.	Certificate re dissemination to shareholders	Oct 24 2006	*
88.	Form of proxy - English	Oct 24 2006	*
89.	Management information circular - English	Oct 24 2006	*
90.	Notice of meeting - English	Oct 24 2006	*
91.	Other	Oct 24 2006	*
92.	Notice of the meeting and record date - English	Sep 22 2006	*
93.	Form 52-109F2 - Certification of Interim Filings - CEO	Aug 25 2006	*
94.	Form 52-109F2 - Certification of Interim Filings - CFO	Aug 25 2006	*
95.	MD&A - English	Aug 25 2006	*
96.	Cover letter	Aug 25 2006	*
97.	Interim financial statements - English	Aug 25 2006	*

Tab	Name of Report or Announcement	Timing of Publication, Filing or Distribution, According to Law, Regulation or Applicable Rule	Source of Requirement
98.	Other	Aug 25 2006	*
99.	Interim financial statements - English	May 30 2006	*
100.	Other	May 30 2006	*
101.	Other	May 30 2006	*
102.	Form 52-109FT2 - Certification of Interim Filings - CEO	May 30 2006	*
103.	Form 52-109FT2 - Certification of Interim Filings - CFO	May 30 2006	*
104.	MD&A - English	May 30 2006	*
105.	Form of proxy - English	May 19 2006	*
106.	Management information circular - English	May 19 2006	*
107.	Notice of meeting - English	May 19 2006	*
108.	Other	May 19 2006	*
109.	Other	May 19 2006	*
110.	Other	May 19 2006	*
111.	Form 52-109F1 - Certification of Annual Filings - CEO	Apr 28 2006	*
112.	Form 52-109F1 - Certification of Annual Filings - CFO	Apr 28 2006	*
113.	MD&A - English	Apr 28 2006	*
114.	Audited annual financial statements - English	Apr 28 2006	*
115.	News release - English	Apr 13 2006	*
116.	Alternative monthly report	Apr 10 2006	*
117.	Notice of the meeting and record date - English	Apr 6 2006	*
118.	Cover letter	Jan 25 2006	*
119.	Audited annual financial statements - English	Jan 25 2006	*
120.	Cover letter	Jan 25 2006	*

* Securities Laws of British Columbia, Alberta, Ontario and Quebec

END